Exhibit 99.3

STEPS TO RECEIVE YOUR ENTITLEMENT To receive your entitlement, you must complete the following steps: Fill out the Shareholder Registration Table on page 4. The registration and address must match Odyssey’s records. If your address of record needs to be updated, fill out Box “A” on page 7. If the entitlement is to be mailed to an address other than the address of record or the address indicated in Box “A”, fill out Box “B” on page 7. Fill out Box “C” on page 7. If the securities are owned jointly, all owners must sign this Letter of Transmittal. If the Letter of Transmittal is being signed by anyone other than the current registered holder, supporting documentation demonstrating signing authority must be provided (Refer to #5 in FAQ). If you want your entitlement issued and mailed to the name and address of record, leave Boxes “A”, “B”, and “D” blank. If the entitlement is to be issued to any person or entity other than the current registered holder, fill out Box “D” on page 7. The Medallion or Signature Guarantee section (Box “E”) must also be filled out and stamped by an Eligible Institution (Refer to #3 and #4 in FAQ). If the entitlement is to be held at one of Odyssey’s offices for pick up, fill out Box “F”. Fill out Box “G” on page 8. Fill out Box “H” on page 8. If this is left blank, a cheque will be issued by default. If you wish to receive the Cash Consideration in Canadian dollars, fill out Box “I” on page 8. Complete the applicable Internal Revenue Service (“IRS”) Form: W-9 if you are a U.S. person, or W-8 if you are not a U.S. person for U.S. federal income tax purposes. If applicable, include your original share certificate(s). If your share certificate(s) has been lost, stolen, or destroyed, the Letter of Transmittal must be completed as fully as possible and forwarded, together with a letter describing the loss. Odyssey will respond with replacement requirements (which will include an Affidavit of Loss and a bond satisfactory to the Purchaser and the Depositary or such other indemnity as is satisfactory to the Company and the Purchaser). Once required steps are complete, please send original documents, to Odyssey Trust Company, the depositary, at the following address by mail, hand, or courier: Trader’s Bank Building 1100 – 67 Yonge Street Toronto ON M5E 1J8 Attention: Corporate Actions 1. What is a Registered Shareholder? A registered shareholder is a person or entity who directly owns shares in the company. The registered shareholder will have their name and address filed on the company's registry. 2. How do I confirm the number of shares I have? Holders may contact Odyssey by visiting our website: www.odysseytrust.com/ca-en/help or by phone at 1-888-290-1175 (Toll-Free). 3. What is a Medallion Guarantee? It is a special certification stamp that guarantees a signature and authorizes a transfer of securities from one registered holder to another. If your financial institution does not offer Medallion Guarantees, you can request a virtual Medallion by making an appointment through Odyssey by visiting: www.odysseytrust.com/ca-en/help. 4. What is an Eligible Institution? It is a member of the Securities Transfer Agents Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP), or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Participants of these programs are usually members of a recognized stock exchange in Canada and/or the United States, members of the Canadian Investment Regulatory Organization, members of the Financial Industry Regulatory Authority or banks and trust companies in the United States. Alternatively, a Signature Guarantee from Royal Bank of Canada or TD Bank, is acceptable. 5. What is Signing Authority? Where someone executes the Letter of Transmittal other than the registered shareholder or where the shares are registered to an entity, it must be accompanied by satisfactory evidence of the representative’s authority to sign on behalf of the registered holder or entity. Examples of these documents include Corporate Resolutions, Partnership/Trustee Agreements, proofs of guardianship, Powers of Attorney, Estate Documentation, etc. Note: Documents demonstrating authority must be dated within the last 6 months.

LETTER OF TRANSMITTAL WITH RESPECT TO THE COMMON SHARES OF SANGOMA TECHNOLOGIES CORPORATION This letter of transmittal (the “Letter of Transmittal”) is for use by registered holders (the “Target Payees” or “Sangoma Shareholder”) of common shares (the “Sangoma Common Shares”) of Sangoma Technologies Corporation (the “Company” or “Target”) in connection with the proposed arrangement (the “Arrangement”) under Section 182 of the Business Corporations Act (Ontario) involving the Company, 1001755979 Ontario Inc. (the “Purchaser”), BRC Group Holdings, Inc. (“BRC”) and the Target Payees, pursuant to an arrangement agreement dated as of September 28, 2026 among BRC, the Purchaser and the Company (the “Arrangement Agreement”). The full text of the Arrangement Agreement is available under the Company’s profile on SEDAR+ at www.sedarplus.ca, and the Plan of Arrangement is attached as Appendix D to the accompanying management information circular dated November 9, 2026 (the “Circular”) prepared in connection with the special meeting of the Sangoma Shareholders (the “Target Meeting”) to be held on December 8, 2026 to consider the Arrangement. Capitalized terms used, but not defined, in this Letter of Transmittal shall have the meanings given to them in the Arrangement Agreement. Pursuant to the Arrangement, the Purchaser will acquire all the outstanding Sangoma Common Shares of the Company (other than Sangoma Common Shares held by Dissenting Holders, who will instead be entitled to be paid the fair value of their Sangoma Common Shares) on the basis of 0.04767 BRC Shares (shares of common stock of BRC, par value US$0.0001, listed on NASDAQ) (the “Share Consideration”) and US$4.925 in cash (the “Cash Consideration”) for every Sangoma Common Share, in each case subject to any applicable withholding and the rounding provisions of the Plan of Arrangement (collectively, the “Entitlement”). ODYSSEY TRUST COMPANY (THE “DEPOSITARY”) (SEE BELOW FOR ADDRESS AND TELEPHONE NUMBER) OR YOUR BROKER OR OTHER FINANCIAL ADVISOR WILL BE ABLE TO ASSIST YOU IN COMPLETING THIS LETTER OF TRANSMITTAL Beneficial Target Payees whose Sangoma Common Shares are registered in the name of an intermediary (i.e., a bank, trust company, securities broker, trustee, or other) should contact that intermediary for instructions and assistance in depositing their Sangoma Common Shares. Except as otherwise indicated, all dollar amounts used in this Letter of Transmittal are in U.S. dollars. The Cash Consideration is denominated in U.S. dollars and will be paid in U.S. dollars unless the Target Payee elects in Box I to receive the Cash Consideration in Canadian dollars. For Target Payees to receive the Entitlement, they are required to deposit the original certificates, if applicable, representing the Sangoma Common Shares held by them, along with this properly completed and duly signed Letter of Transmittal to Odyssey Trust Company (the “Depositary”). The Entitlement, less any amounts withheld, payable to a Target Payee who has complied with the procedures set out herein will, as soon as practicable after the Effective Time and after the receipt of all required documents, be: (i) E-mailed a DRS and forwarded a wire or cheque to the Target Payee at the address or bank instructions specified in this Letter of Transmittal by first-class mail, postage prepaid, if applicable; (ii) forwarded a DRS or certificate and cheque to the Target Payee at the address specified in this Letter of Transmittal by first-class mail, postage prepaid; (iii) if no address has been specified in this Letter of Transmittal, forwarded to the address of the Target Payee on the register of the Sangoma Common Shares; or (iv) made available at the office of the Depositary for pickup by the Target Payee. Target Payees are not entitled to receive fractional BRC Shares in connection with the Arrangement. The number of BRC Shares to be issued to each Target Payee will be rounded down to the nearest whole BRC Share, and no compensation will be paid in respect of any fractional BRC Share. Please complete each of the steps set out below in order. Under no circumstances will interest accrue or be paid by the Company, the Purchaser, BRC or the Depositary, on the Entitlement to persons depositing Sangoma Common Shares with the Depositary, regardless of any delay in making any payment for the Sangoma Common Shares. Please note that the delivery of this Letter of Transmittal, together with your Sangoma Common Share certificate(s), as applicable, does not constitute a vote in favor of the Arrangement. To exercise your right to vote at the Meeting, you must attend the Meeting in person (virtually) or by proxy. THE ENTITLEMENT TO WHICH TARGET PAYEES HAVE THE RIGHT TO RECEIVE IN ACCORDANCE WITH THE ARRANGEMENT SHALL BE RELEASED BY THE DEPOSITARY, UPON VALID RECEIPT OF A LETTER OF TRANSMITTAL TOGETHER WITH ORIGINAL CERTIFICATE(S), IF APPLICABLE, REPRESENTING THE DEPOSITED SHARES. IT IS IMPORTANT THAT YOU CAREFULLY READ THE INSTRUCTIONS SET OUT BELOW, PROPERLY COMPLETE, DULY

EXECUTE, AND RETURN THIS LETTER OF TRANSMITTAL ON A TIMELY BASIS IN ACCORDANCE WITH THE INSTRUCTIONS CONTAINED HEREIN.

DEPOSIT OF SANGOMA COMMON SHARES TO: SANGOMA TECHNOLOGIES CORPORATION AND TO: 1001755979 ONTARIO INC., AS PURCHASER AND TO: BRC GROUP HOLDINGS, INC. (“BRC”) AND TO: ODYSSEY TRUST COMPANY, AS DEPOSITARY The undersigned hereby delivers to the Depositary the enclosed certificate(s), if applicable, representing Sangoma Common Shares to be exchanged for the Entitlement pursuant to and in accordance with the Arrangement, as described in detail in the Circular. SHAREHOLDER REGISTRATION TABLE DRS Holder Account Number(s) or Certificate Number(s) Name(s) and Address of Registered Holder(s) Number of Sangoma Common Shares Represented by DRS Statement(s) or Certificate(s)* TOTAL NUMBER OF SANGOMA COMMON SHARES DEPOSITED: Please clearly print or type. If space is insufficient, please attach a list to this Letter of Transmittal in the above format. *The total of the number of Sangoma Common Shares listed in the table above must equal the total number of Sangoma Common Shares registered to the holder on the register of Sangoma Common Shares. Check this box if all or some certificates have been lost, stolen, or destroyed. Please review instruction 1. (b) for additional information. Any certificate(s) described above are enclosed and the Target Payee irrevocably deposits the above-mentioned Sangoma Common Shares (the “Deposited Shares”) in exchange for the Entitlement to which such holder is entitled pursuant to the Arrangement on the basis of US$4.925 in cash and 0.04767 BRC Shares for every one Sangoma Common Share. The Target Payee transmits the securities described above representing the Deposited Shares to be dealt with in accordance with this Letter of Transmittal. Target Payees who do not deliver their certificates representing Sangoma Common Shares and all other documents required by the Depositary on or before the fourth anniversary of the Effective Time shall lose their right to receive the Entitlement or other compensation. Any cheque issued by the Depositary that has not been deposited or that otherwise remains unclaimed on or before the third anniversary of the Effective Time shall cease to represent a right or claim of any kind and shall be forfeited to the Purchaser. The undersigned acknowledges that if the Arrangement does not proceed, any enclosed certificate(s) representing the Deposited Shares will be: (i) converted into a DRS and returned forthwith to the undersigned in accordance with the delivery instructions in this Letter of Transmittal, or failing such address being specified, to the undersigned at the address as it appears on the register of Sangoma Common Shares; or (ii) if the undersigned has chosen “Hold for Pick-Up” in this Letter of Transmittal, held for pick-up at the office of the Depositary. If the undersigned does not wish to have their certificate converted into a DRS in this event, this box must be ticked.

REPRESENTATIONS AND WARRANTIES The undersigned registered holder(s) of the Deposited Shares represents and warrants to the Company, the Purchaser, BRC and the Depositary that: 1. they acknowledge receipt of the Circular; 2. they are the legal owner of the Deposited Shares and has good title to the rights represented by the above mentioned securities free and clear of all liens, charges, encumbrances, claims, adverse interests, security interests and equities, together with all rights and benefits, and has full power and authority to execute and deliver this Letter of Transmittal and to deposit, sell, assign, transfer and deliver the securities representing the Deposited Shares; 3. the Deposited Shares have not been sold, assigned, or transferred, nor has any agreement been entered into to sell, assign, or transfer any such Deposited Shares to any other person; 4. the surrender of the undersigned’s Deposited Shares complies with applicable laws, and if the undersigned is a corporation, complies with its constating documents, and that the information provided herein is true, accurate and complete as of the date hereof; 5. the jurisdiction of residence of the undersigned is as specified in this Letter of Transmittal; 6. they acknowledge that their covenants, representations, and warranties contained herein shall survive the completion of the Arrangement; 7. they acknowledge that the Company, the Purchaser, and/or BRC may be required to disclose personal information in respect of the undersigned and consents to disclosure of personal information in respect of the undersigned to: (i) securities or other regulatory authorities; (ii) the Depositary; (iii) any of the parties to the Arrangement Agreement; and (iv) legal counsel to any of the parties to the Arrangement Agreement; 8. they acknowledge that all authority conferred, or agreed to be conferred, by the undersigned herein may be exercised during any subsequent legal incapacity of the undersigned and shall survive the death, incapacity, bankruptcy or insolvency of the undersigned and all obligations of the undersigned herein shall be binding upon any heirs, personal representatives, successors and assigns of the undersigned; 9. by virtue of the execution of this Letter of Transmittal, they shall be deemed to have agreed that all questions as to validity, form, eligibility (including timely receipt) and acceptance of any Deposited Shares will be determined by the Purchaser in their sole discretion (acting reasonably) and that such determination shall be final and binding and acknowledges that there shall be no duty or obligation on the Company, the Purchaser, the Depositary, or any other person to give notice of any defect or irregularity in any deposit and no liability shall be incurred by any of them for failure to give such notice; 10. they covenant and agree to execute, upon request, any additional documents, transfers, and other assurances as may be necessary or desirable to complete the exchange of securities representing the Deposited Shares for the Entitlement; 11. they surrender to the Purchaser, effective at the Effective Time, all right, title and interest in and to the Deposited Shares and irrevocably appoints and constitutes each director and officer of the Purchaser, and any other person designated by the Purchaser in writing, as true and lawful attorney of the undersigned, with the full power of substitution to deliver the securities representing the Deposited Shares pursuant to the Arrangement and to effect the transfer of the Deposited Shares on the books of the Company; 12. except for any proxy deposited with respect to the vote on the Arrangement Resolution in connection with the Target Meeting, they revoke any and all authority, other than as granted in this Letter of Transmittal, whether as agent, attorney-in-fact, proxy or otherwise, previously conferred or agreed to be conferred by the undersigned at any time with respect to the Deposited Shares and agrees that no subsequent authority, whether as agent, attorney-in-fact, proxy or otherwise will be granted with respect to such Deposited Shares; 13. they represent that no subsequent authority, whether as agent, attorney-in-fact, attorney, proxy or otherwise, in connection with the Target Meeting has been or will be granted with respect to the Deposited Shares; 14. following completion of the Arrangement, they direct and instruct the Depositary to issue or to cause to be issued a wire or cheque and DRS or certificate representing the Entitlement for the Deposited Shares promptly after the Effective Time and unless otherwise indicated in this Letter of Transmittal under “Special Entitlement Instructions” or “Hold for Pick-Up” to the Target Payee at the address and/or e-mail address specified herein. If no address is specified, the Depositary will forward the wire or cheque(s) to the address of the Target Payee as shown on the register of Sangoma Common Shares; 15. they acknowledge that the undersigned will not receive payment in respect of the Deposited Shares until all required documents, including any certificate(s), are received by the Depositary at the address set forth below, together with such additional documents as the Depositary may require, and until the same are processed for payment by the Depositary. They further acknowledge that no interest will accrue on the Entitlement payable in respect of the Deposited Shares in connection with the Arrangement. The undersigned further represents and warrants that the Entitlement in respect of Deposited Shares will completely discharge any obligations of the

Company, the Purchaser, BRC and the Depositary with respect to the matters contemplated by this Letter of Transmittal; and 16. by reason of the use by the undersigned of an English language form of Letter of Transmittal, the undersigned shall be deemed to have required that any contract evidenced by the Arrangement as entered into through this Letter of Transmittal, as well as any documents related thereto, be drawn exclusively in the English language. En utilisant la version anglaise de la présente lettre d’envoi, le soussigné est réputé avoir demandé que tout contrat attesté par l’arrangement, tel qu’il est accepté au moyen de cette lettre d’envoi, de même que tous les documents qui s’y rapportant soient rédigés exclusivement en anglais. This Letter of Transmittal will be construed in accordance with and governed by the laws of the Province of Ontario and the federal laws of Canada applicable therein.

BOX A – NEW ADDRESS UPDATE To be completed ONLY if you require an address update on Odyssey’s records. (New Street Address & Number) (New City and Province or State) (New Postal/Zip Code & Country) (Telephone – Business Hours) BOX B – SPECIAL INSTRUCTIONS To be completed ONLY if the entitlement is to be mailed to an address other than your address of record or the address in Box A. (Street Address & Number) (City and Province or State) (Postal/Zip Code & Country) (Telephone – Business Hours) BOX C – SIGNATURE (REQUIRED) Dated: (Signature of Sangoma Shareholder or Authorized Representative) * (Signature of any joint Sangoma Shareholder) (Name of Sangoma Shareholder(s)) (Name of Authorized Representative) (Email Address) ** BOX D - TRANSFER INSTRUCTIONS To be completed ONLY if the entitlement is to be issued and transferred to someone other than the registered shareholder. Box E must also be completed. (Name) (Street Address and Number) (City and Province or State) (Postal (Zip) Code and Country) (Telephone – Business Hours) (Email Address) ** BOX E – SIGNATURE GUARANTEE Signature guaranteed by: (Authorized Signature) (Name of Guarantor) (Telephone – Business Hours) BOX F – CHEQUE PICK UP INSTRUCTIONS Hold cheque for pick-up at the office of the Depositary where the Sangoma Common Shares were deposited: Calgary Toronto Vancouver *If the signature is that of a Trustee, Executor, Administrator, Guardian, Attorney-in-fact, Agent, Officer of a corporation, or any other person acting in a fiduciary or representative capacity, proof of signing authority dated within 6 months is required. **By providing an email address, the undersigned consents to electronic delivery by the Depositary (“E-consent”).

BOX G – RESIDENCY ELECTION (REQUIRED) Indicate whether you are a U.S. Shareholder (as defined below) or are acting on behalf of a U.S. Shareholder. The owner signing below represents that it is not a U.S. Shareholder and is not acting on behalf of a U.S. Shareholder; OR The owner signing below represents that it is a U.S. Shareholder or is acting on behalf of a U.S. Shareholder. A "U.S. Shareholder" is any Shareholder that is either (A) providing an address below that is located within the United States or any territory or possession thereof; or (B) a U.S. person for United States federal tax purposes (as further described in Additional Instruction #2 below). If you are a U.S. Shareholder or are acting on behalf of a U.S. Shareholder, then in order to avoid United States backup withholding you must complete the Form W-9 attached as Appendix “A” or otherwise provide certification that you are exempt from backup withholding, as provided in the Instructions. If you are not a U.S. Shareholder and you provide an address that is located in the United States, you must complete an appropriate Form W-8. If you require a Form W-8, please contact the Depositary. All Shareholders are urged to consult their own tax advisors to determine which forms should be used and whether they are exempt from backup withholding. BOX H – PAYMENT METHOD Cheque (default) if the aggregate amount is less than US$ 17 million (approximately CAD$25 million) Wire transfer (complete wire instructions below) BOX I – CURRENCY ELECTION Elect to receive the Cash Consideration in Canadian dollars. (If this box is not checked, the Cash Consideration will be paid in U.S. dollars.) NOTE: If the above is selected, the Cash Consideration will be converted into Canadian Dollars at the rate established by the Depositary in its capacity as foreign exchange service provider on the date the funds are converted, based on prevailing market rates. No additional fee will be charged for the conversion, but the Depositary may earn a commercially reasonable spread. The currency risk associated with the conversion will be borne solely by the electing holder.

WIRE INSTRUCTIONS PLEASE NOTE THAT THERE IS A C$100 BANKING FEE TO ISSUE A WIRE PAYMENT. ALTERNATIVELY, CHEQUE PAYMENTS ARE ISSUED AT NO ADDITIONAL COST. IF WIRE DETAILS ARE INCORRECT OR INCOMPLETE AND ODYSSEY IS UNABLE TO FULFILL THE WIRE REQUEST, A CHEQUE WILL BE AUTOMATICALLY ISSUED AND MAILED TO THE ADDRESS ON RECORD. NO FEES WILL BE CHARGED. PLEASE PROVIDE AN E-MAIL ADDRESS AND PHONE NUMBER IN THE EVENT THAT WE NEED TO CONTACT YOU OR NEED TO CONFIRM YOUR WIRE DETAILS. ODYSSEY IS REQUIRED TO COMPLETE WIRE CALLBACKS FOR PAYMENTS OF OVER C$10,000. ODYSSEY WILL MAKE REASONABLE EFFORTS TO COMPLETE WIRE CALLBACKS, IF ODYSSEY IS UNABLE TO COMPLETE THE WIRE CALLBACKS BY THE PAYMENT DATE OF THE TRANSACTION, A CHEQUE WILL BE ISSUED AND MAILED TO THE ADDRESS OF RECORD AND NO ADDITIONAL FEES WILL BE CHARGED. EMAIL ADDRESS: PHONE NUMBER: **Beneficiary Name(s) **Beneficiary Address **Province/State **Postal Code/Zip Code Beneficiary name and address MUST match Odyssey’s records. **Beneficiary Bank/Financial Institution **Bank Address **Province/State **Postal Code/Zip Code PLEASE ONLY COMPLETE THE APPLICABLE BOXES BELOW, AS PROVIDED BY YOUR FINANCIAL INSTITUTION. YOU ARE NOT REQUIRED TO COMPLETE ALL BOXES. **Bank Account Number Transit/Routing Number SWIFT Code ABA (US) IBAN Number (Europe) Sort Code (GBP) BSB Number BIC Number Additional Notes and special routing instructions: ** Mandatory fields

ADDITIONAL INSTRUCTIONS 1. Miscellaneous (a) If Box D is not completed, the Entitlement will be issued in the name of the registered holder of the Deposited Shares and if neither Box A or Box B is completed nor an e-mail address provided, the DRS or certificate and the cheque will be mailed to the address of the registered holder of the Deposited Shares as it appears on the register of the Sangoma Common Shares. Any certificate(s) mailed in accordance with this Letter of Transmittal will be deemed to be delivered at the time of mailing. (b) If a certificate representing the Sangoma Common Shares has been lost, stolen, or destroyed, this Letter of Transmittal should be completed as fully as possible and forwarded, together with a letter describing the loss, to the Depositary. The Depositary will respond with replacement requirements, which will include an affidavit of loss and, as a condition precedent to delivery of the Entitlement, a bond satisfactory to the Purchaser and the Depositary (each acting reasonably) in such sum as the Purchaser may direct, or such other indemnity as is satisfactory to the Company and the Purchaser (each acting reasonably). (c) If the Arrangement does not proceed for any reason, any certificate(s) that cannot be converted into a DRS for Sangoma Common Shares received by the Depositary will be returned to you forthwith in accordance with the delivery instructions given pursuant to Box A, Box B or Box D, as applicable, or failing such address being specified, to the registered holder at the address as it appears on the register of Sangoma Common Shares. (d) Questions and requests for assistance may be directed to the Depositary and additional copies of this Letter of Transmittal may be obtained on request from the Depositary at the telephone number, e-mail, or address specified on the back page of this Letter of Transmittal. Sangoma Shareholders may also contact their broker, investment dealer, bank, trust company or other nominee for assistance. (e) If the Sangoma Common Shares are registered in different forms (e.g., “John Doe” and “J. Doe”) a separate Letter of Transmittal must be completed for each different registration. (f) The method used to deliver this Letter of Transmittal, any accompanying certificate(s), and all other required documents is at the option and risk of the Sangoma Shareholders. Delivery will be deemed received only when such documents are received by the Depositary. The Company and the Purchaser recommend that the necessary documentation be hand delivered to the Depositary at the address set out on the back of this Letter of Transmittal, and a receipt obtained; otherwise, the use of registered mail or courier with return receipt requested and properly insured, is recommended. Delivery to an address other than to the address specified on the back page of this Letter of Transmittal does not constitute delivery. (g) No alternative, conditional, or contingent deposits of the Sangoma Common Shares will be accepted. 2. U.S. Federal Income Tax and Backup Withholding - Form W-9 Instructions (a) The following does not constitute a summary of the tax consequences of the Arrangement and Target Payees should consult with their own tax advisors regarding the tax consequences of the Arrangement as well as any elections that may be available to mitigate certain possible adverse U.S. tax consequences. Each U.S. Shareholder is required to provide the Depositary with a correct Taxpayer Identification Number (“TIN”) on the Form W-9, which may be obtained from the Depositary or at http://www.irs.gov, and to certify whether such holder is subject to backup withholding of federal income tax. If a U.S. Shareholder has been notified by the IRS that such holder is subject to backup withholding, such U.S. Shareholder must cross out item 2 of the Form W-9, unless such holder has since been notified by the IRS that such holder is no longer subject to backup withholding. You are a U.S. person if you are: (a) an individual citizen or resident alien of the United States as determined for U.S. federal income tax purposes; (b) a corporation (including an entity taxable as a corporation) or partnership created in the United States or under the laws of the United States or any state or the District of Columbia; (c) an estate the income of which is subject to United States federal income tax regardless of its source; or (d) a trust if: (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all substantial decisions of the trust; or (ii) that has a valid election in effect under applicable U.S Treasury regulations to be treated as a U.S. person. Exempt holders (including, among others, all corporations) are not subject to backup withholding requirements. To prevent possible erroneous backup withholding, an exempt holder must enter its correct TIN or Employer Identification Number in the Substitute Form W-9 and sign and date the form. If a U.S. Shareholder has not been issued a TIN and has applied for one or intends to apply for one in the near future, such holder should write “Applied For” in the space provided for the TIN in the Form W-9, and sign and date the Form W-9 and the Certificate of Awaiting Taxpayer Identification Number. If “Applied For” is written in the Form W-9 and the Depositary is not provided with a TIN within 60 days, the Depositary may withhold 24% of all consideration due to such holder in connection with the Arrangement until a TIN is provided to the Depositary. If the Form W-9 is not applicable to a holder because such holder is not a U.S. Shareholder, but such holder provides an address that is located in the United States, such holder will instead need to submit an appropriate and properly completed IRS Form W-8 Certificate of Foreign Status, signed under penalty of perjury to avoid U.S. federal backup withholding tax. An appropriate IRS Form W-8 (W-8BEN, W-8ECI or other form) may be obtained from the Depositary, or at http://www.irs.gov. (b) A U.S. SHAREHOLDER WHO FAILS TO PROPERLY COMPLETE THE SUBSTITUTE FORM W-9 MAY BE SUBJECT TO PENALTIES IMPOSED BY THE IRS AND BACKUP WITHHOLDING OF 24% ON ANY CONSIDERATION SUBJECT TO TAX DUE TO SUCH HOLDER IN CONNECTION WITH THE ARRANGEMENT. BACKUP WITHHOLDING IS NOT AN ADDITIONAL TAX. RATHER, THE TAX LIABILITY OF PERSONS SUBJECT TO BACKUP WITHHOLDING WILL BE REDUCED BY THE AMOUNT OF TAX WITHHELD. IF WITHHOLDING RESULTS IN AN OVERPAYMENT OF TAXES, A REFUND MAY BE OBTAINED BY TIMELY FILING A CLAIM FOR REFUND WITH THE IRS. THE DEPOSITARY CANNOT REFUND AMOUNTS WITHHELD BY REASON OF BACKUP WITHHOLDING.EACH HOLDER OF COMMON SHARES IS URGED TO CONSULT HIS, HER OR ITS OWN TAX ADVISOR TO DETERMINE WHETHER SUCH HOLDER IS REQUIRED TO FURNISH A SUBSTITUTE FORM W-9 OR IS EXEMPT FROM BACKUP WITHHOLDING AND INFORMATION REPORTING.TO ENSURE COMPLIANCE WITH TREASURY DEPARTMENT CIRCULAR 230, U.S. SHAREHOLDERS ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES IN THIS LETTER OF TRANSMITTAL IS NOT INTENDED OR WRITTEN TO BE RELIED UPON, AND CANNOT BE RELIED UPON BY SUCH U.S. SHAREHOLDERS, FOR THE PURPOSE OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON SUCH U.S. SHAREHOLDERS UNDER THE INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING (WITHIN THE MEANING OF CIRCULAR 230) OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) EACH U.S. SHAREHOLDER SHOULD SEEK ADVICE BASED ON ITS PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISOR. 3. Privacy Notice (a) At Odyssey Trust Company, we take your privacy seriously. When providing services to you, we receive non-public, personal information about you. We receive this information through transactions we perform for you or an issuer in which you hold securities, from enrolment forms and through other communications with you. We may also receive information about you by virtue of your transactions with affiliates of Odyssey Trust Company or other parties. This information may include your name, social insurance number, securities ownership information and other financial information. With respect to both current and former customers, Odyssey Trust Company does not share non-public personal information with any non-affiliated third party except as necessary to process a transaction, service your account or as permitted by law. Our affiliates and outside service providers with whom we share information are legally bound not to disclose the information in any manner, unless permitted by law or other governmental process. We strive to restrict access to your personal information to those employees who need to know the information to provide our services to you, and we maintain physical, electronic, and procedural safeguards to protect your personal information. Odyssey Trust Company realizes that you entrust us with confidential personal and financial information, and we take that trust very seriously. By providing your personal information to us and signing this form, we will assume, unless we hear from you to the contrary, that you have consented and are consenting to this use and disclosure. A complete copy of our Privacy Code may be accessed at www.odysseytrust.com, or you may request a copy in writing Attn: Chief Privacy Officer, Odyssey Trust Company at 1310 – 1140 West Pender St, Vancouver, BC, V6C 1T2.

The Depositary is: Odyssey Trust Company Deliver by Registered Mail, Mail, Hand, or Courier to: Trader’s Bank Building 1100 – 67 Yonge Street Toronto ON M5E 1J8 Attention: Corporate Actions Inquiries: Telephone: (587) 885-0960 E-Mail: corp.actions@odysseytrust.com Any questions and requests for assistance may be directed to the Depositary at the telephone number or e-mail set out above.